August 24, 2009

Amanasu Techno Holdings Corporation
11th Floor 115 East 57th Street
New York NY, 10022

United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Amy Geddes

Dear Ms. Geddes
Please accept this letter as our response to your letter of comment, dated July 14, 2009. Your letter contained five comments and we will respond to them in order.

  The requested additions and changes have been made.
  The requested additions and changes have been made.
  The requested correction has been made.
  The requested correction has been made.
    Acquisition of Amanasu Water Corporation

    Material terms of this transaction, the acquisition of this corporation in return for 200,000 shares of Amanasu Techno Holdings common stock, was discussed in the Form 8-K. This transaction will be recorded as an increase in the outstanding common stock of Amanasu Techno Holdings, Inc., valued at the per share value of the stock on the date of issuance. The offset will be an investment in Amanasu Water Corporation which will be eliminated in consolidation.

    The assets of the acquired company will also be appraised. Any difference between the fair market value of the stock issued and the value of the assets acquired will be accounted for under the provisions of FASB 141. If the value of the stock exceeds the net value of the assets, the difference will be treated as good will, subject to the rules relating to impairment. If the value of the assets exceeds the value of the stock, the values of any non monetary assets will be reduced. Financial statements of Amanasu Water Corporation were not required, under the provisions of Rule 8-04 of REG SX, because the less than 20% rule applied.

    NMG Co. Ltd. (Please note previous references to NMJ were incorrectly translated)

    This agreement does not require a payment at this time. It merely provides a right to manufacture and sell the Biomonitec Glaze product. The material terms of that agreement are described in the Form 8-K. Since no consideration was required for this transaction, there will be no entry on the books of the company at this time. The material terms of this transaction are described in the Form 8-K.

    Name change of Amanasu Water Corporation

    This transaction will not cause an entry to be made on the books of the Company, since it is only a name change. The material terms of this transaction are included in the Form 8-K.

The contracts requested will be faxed to you following the filing of this response. Original contracts are in Japanese, thus signed copies in Japanese, and the corresponding translation will be faxed. I trust that this response to your letter of comment is satisfactory.

Yours Sincerely,
/s/ Atsushi Maki
Atsushi Maki
Chairman & Chief Executive Officer